December 21, 2017

Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated August 26, 2010 regarding the sale of shares of the Performance Trust Strategic Bond Fund (f/k/a Performance Trust Total Return Bond Fund) and our opinion dated June 28, 2011 regarding the sale of Institutional Class and Retail Class shares of the Performance Trust Municipal Bond Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.